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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

OneSource Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68272J106

(Cusip Number)

Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
612-349-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68272J106

1.	Name of Reporting Person: infoUSA Inc.		I.R.S. Identification Nos. of above persons (entities only): (#47-0751545)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100,000 shares

		8.	Shared Voting Power: 4,096,953 shares

		9.	Sole Dispositive Power: 100,000 shares

		10.	Shared Dispositive Power: 4,096,953 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,196,953 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.6%

14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 68272J106

1.	Name of Reporting Person: OSIS Acquisition Corp.		I.R.S. Identification Nos. of above persons (entities only): (No I.R.S. Identification No. available)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 100,000 shares

		8.	Shared Voting Power: 4,096,953 shares

		9.	Sole Dispositive Power: 100,000 shares

		10.	Shared Dispositive Power: 4,096,953 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,196,953 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.6%

14.	Type of Reporting Person (See Instructions): CO

3

CUSIP No. 68272J106

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share, of OneSource Information Services, Inc., a Delaware corporation (“OneSource”). OneSource’s principal executive offices are located at OneSource Information Services, Inc., 300 Baker Avenue, Concord, Massachusetts 01742. The telephone number of the principal executive offices of OneSource is (978) 318-4300.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is being filed by infoUSA Inc., a Delaware corporation (“infoUSA”), and OSIS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of infoUSA (the “Purchaser” and, together with infoUSA, the “Reporting Persons”). The information set forth under Section 9 (“Certain Information Concerning the Purchaser and infoUSA”) and Schedule I of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) filed by the Reporting Persons on May 6, 2004 is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons have entered into a Tender and Voting Agreement, dated as of April 29, 2004, with ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., and ValueAct Capital International, Ltd. (collectively, “ValueAct”), and a Stockholder Support Agreement, dated as of April 29, 2004, with Martin F. Kahn (together with the Tender and Voting Agreement, the “Stockholder Agreements”). If the tender offer closes, ValueAct and Mr. Kahn will receive the same payments received by other OneSource stockholders who have validly tendered and not withdrawn their shares of OneSource common stock.

     infoUSA has also been granted an option (the “Top-Up Stock Option”) by OneSource pursuant to the Agreement and Plan of Merger, dated as of April 29, 2004, entered into by and among the Reporting Persons and OneSource (the “Merger Agreement”). The Top-Up Stock Option gives infoUSA the right purchase that number of shares of OneSource common stock equal to the number of shares that, when added to the number of shares owned by the Reporting Persons immediately following the consummation of the tender offer contemplated by the Merger Agreement, will constitute at least 90% of the shares of OneSource common stock then-outstanding (assuming the issuance of the shares issued upon exercise of the Top-Up Stock Option) at a purchase price per share equal to the price paid per share in the tender offer. The Top-Up Stock Option may only be exercised if exercise thereof will result in the ownership by the Reporting Persons of at least 90% of the shares of OneSource then-outstanding. The Reporting Persons disclaim beneficial ownership of these shares of OneSource common stock.

CUSIP No. 68272J106

     The total amount of funds required to purchase all outstanding shares of OneSource common stock, to cancel outstanding options, and to pay infoUSA’s related fees and expenses is approximately $106 million, which will be provided by Wells Fargo Bank, N.A. pursuant to a commitment letter.

     The information set forth under Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     (a) – (b) The information set forth in the Offer to Purchase under Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase is incorporated herein by reference.

     (c)          Not applicable.

     (d) – (g) The information set forth in the Offer to Purchase under Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase is incorporated herein by reference.

     (h) – (i) The information set forth in the Offer to Purchase under Section 7 (“Effect of the Offer on the Market for the Shares, Nasdaq Quotation, and Exchange Act Registration”) and Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase is incorporated herein by reference.

     (j)          Other than as described above, the Reporting Persons currently have no plan or proposal that relates to, or may result in, any of the matters in Items 4(a) – (i) of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) – (b) The following percentages were calculated based on information provided by OneSource indicating that as of May 3, 2004, there were 11,657,918 shares of OneSource common stock outstanding.

     infoUSA owns 100,000 shares of OneSource common stock. Such shares constitute less than 1% of the issued and outstanding shares of OneSource common stock. infoUSA has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, such shares.

CUSIP No. 68272J106

     As a result of the Stockholder Agreements, the Reporting Persons may each be deemed to beneficially own the shares of OneSource common stock subject thereto, namely, 3,707,697 shares of OneSource common stock of ValueAct, 266,756 shares of common stock of Mr. Kahn, and exercisable options (including options exercisable within 60 days) to purchase 122,500 held by Mr. Kahn. Such shares constitute approximately 35% of the issued and outstanding shares of OneSource common stock. The Reporting Persons have shared power to vote or direct the vote, and to dispose or direct the disposition of, such shares. Other than with respect to and in accordance with the provisions of the Stockholder Agreements, the Reporting Persons do not have the right to vote or direct the vote, or to dispose or to direct the disposition of such shares on any other matters.

     infoUSA has been granted the Top-Up Stock Option described in Item 3 above. If infoUSA exercises the Top-Up Stock Option, it will have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of OneSource issued upon exercise.

     (c)          On April 13, 2004 infoUSA sold on the open market through a broker 160,400 shares of OneSource common stock at a price of $8.27 per share. On April 13 2004, Vinod Gupta, Chairman and Chief Executive Officer of infoUSA, sold on the open market through a broker 25,000 shares of OneSource common stock at a price of $8.27 per share. Except as described herein, the Reporting Persons have not effected any transaction in OneSource common stock during the past 60 days and, to the Reporting Persons’ knowledge, none of the persons named in Schedule I to the Offer to Purchase has effected any transaction in OneSource common stock in the past 60 days.

     (d)          No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends or proceeds from the sale of any shares of OneSource common stock beneficially owned by the Reporting Persons on the date of this Statement.

     (e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The information set forth in the Offer to Purchase under Section 12 (“Purpose of the Offer; Plans for OneSource; Merger Agreement; Tender and Voting Agreement; Stockholder Support Agreement; Confidentiality Agreement”) of the Offer to Purchase is incorporated herein by reference. Other than the agreements described in Section 12 of the Offer to Purchase, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any executive officer or director of the Reporting Persons or between such persons and any person with respect to any securities of OneSource, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

CUSIP No. 68272J106

     The following documents are filed as exhibits:

1.	Offer to Purchase, dated May 6, 2004 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of the Reporting Persons filed May 6, 2004)

2.	Agreement and Plan of Merger, dated as of April 29, 2004, by and among infoUSA Inc., OSIS Acquisition Corp. and OneSource Information Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of infoUSA dated April 29, 2004)

3.	Tender and Voting Agreement, dated as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., and ValueAct Capital International, Ltd. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of infoUSA dated April 29, 2004)

4.	Stockholder Support Agreement, dated as of April 29, 2004, by and between infoUSA Inc., OSIS Acquisition Corp. and Martin Kahn (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of infoUSA dated April 29, 2004)

CUSIP No. 68272J106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2004	INFOUSA INC.

/s/ Raj Das

(Signature)

Raj Das, Chief Financial Officer (Name and Title)

OSIS ACQUISITION CORP.

/s/ Raj Das

(Signature)

Raj Das, Chief Financial Officer (Name and Title)